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                                                                    Exhibit 4.88

          PROCUREMENT AND INSTALLATION AGREEMENT OF MSOAN ACEH AREA -- DIVRE I SUMATERA NO. K.TEL. 189/HK.810/ITS-00/2006 DATED 16 AUGUST 2006


The Parties:                 1.     TELKOM; and

                             2.     PT NEC Indonesia ("NEC").

Scope of Agreement:          TELKOM has appointed NEC to commence the project
                             of procurement and installation of MSOAN Aceh Area
                             -- DIVRE I Sumatera.

Obligations of NEC:          1.     NEC is responsible for all risks arising out
                                    of the project and for its maintenance;

                             2. NEC must obtain all required license for the project and comply with all related regulation in order to ensure the safety of TELKOM's equipments, the workers and the public;

                             3. NEC must deploy all qualified employees and workers to perform the project and to supervise their works;

                             4. NEC must provide all supplies, equipments and infrastructure in good quality to execute the project and is responsible for their safety;

                             5. NEC must report to the appointed supervisor from TELKOM at the latest 7 days before commencing the project. NECT must also make a progress report to the TELKOM concerning the project and other related activities.

                             6.     NEC and its workers must keep the
                                    confidentiality of all information,
                                    statement and other documents relating to the agreement.

Obligation of TELKOM:        1.     TELKOM must provide the project site;

                             2. TELKOM must provide an entry/exit permit to all workers of NECT for all working sites;

                             3. TELKOM must provide necessary recommendation for NEC in order to obtain any required licenses and permits.

Work Completion Period:      The period varies depending on the site. It is
                             noted that the work must be completed between the
                             ranges
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                             of 128 until 150 days and may be extended by
                             agreement between the parties.

Assignment:                  NEC must not assign the whole or part of the
                             project to any third party without prior written consent from TELKOM.

Penalties:                   A one per mill (1 0/00) of the agreement price per
                             day penalty will be imposed for any delay of work completion. The maximum penalty for each working site is 5% of the agreement price.

Termination:                 TELKOM has the right to terminate the agreement if
                             one of the following occurs:

                             1. NEC has not started the project after 14 calendar days since the date of the agreement;

                             2. The project is delayed for 1 month because of series of force majeure;

                             3. The period of work completion is exceeded for 50 calendar days or the amount of penalty has reached the maximum limit of 5%;

                             4.     NEC assigns the project to a third party;

                             5. The work is delayed for more than 1 month in which the delay is caused by inability of NEC to commence the work because its license is revoked or declared bankrupt by a court's decision.

Governing Law:               The laws of the Republic of Indonesia.

Settlement of Dispute:       1.     Amicable settlement;

                             2. If the parties are unable to reach any amicable settlement, they shall refer the dispute to the Indonesian National Board of Arbitration (BANI).